Date    27 December 2000
Number  116/00

BHP SENIOR EXECUTIVE CHANGE

BHP Limited (BHP) today announced Richard St John, Corporate General Counsel and Company Secretary, had indicated he would leave BHP in the early months of 2001 in order to pursue new challenges.

BHP Managing Director and CEO Paul Anderson said: "Richard's contribution to the Company has been highly regarded over the years and he has earned respect for the way in which he has performed his roles throughout."

Steps are now underway to fill the position of Company Secretary, and the timing of Mr St John's departure will be confirmed once arrangements are in place for the transition.

Mr St John joined BHP in 1988 and was employed as BHP General Counsel until late 1999, when he assumed a legal governance role as Corporate General Counsel & Company Secretary.

Further information can be found on our Internet site: http://www.bhp.com

MEDIA RELATIONS
Mandy Frostick, Manager Media Relations
Ph:    61 3 9609 4157
Mob:   61 419 546 245

INVESTOR RELATIONS
Robert Porter, Vice President Investor Relations
Ph:    61 3 9609 3540
Mob:   61 419 587 456

Francis McAllister
Vice President Investor Relations, Houston (North America)
Tel: (713) 961 8625